SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Chesapeake Energy Corporation

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

165167107

(CUSIP Number)

Keith Schaitkin, Esq. Icahn Capital LP 767 Fifth Avenue, 47th Floor New York, New York 10153 (212) 702-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons on May 25, 2012 (the “Initial 13D”), with respect to the Common Stock, par value $0.01 (the “Shares”), issued by Chesapeake Energy Corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

Item 4 of the Original 13D is hereby amended by adding the following:

The Reporting Persons plan to continue discussions with management and fellow board members regarding several topics, including but not limited to the following: the selection of an independent Chairman and the formulation of a more conservative capital plan, which would encompass cost savings initiatives, such as but not limited to the sale of the midstream assets, as well as limiting capital spending.

While the Reporting Persons have stated in the past that they believe Chesapeake to be greatly undervalued, they would not want the Issuer’s board or management to use this as an excuse to discourage would-be acquirers willing to pay a meaningful premium which would reflect the long-term value of the company.

Additionally, Mr. Icahn reached an agreement yesterday with the Issuer pursuant to which he or his designee will be added to the Issuer’s board of directors. See attached press release.

Item 7. Material to be Filed as Exhibits

Exhibit 1             Press release dated June 4, 2012.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2012

ICAHN PARTNERS MASTER FUND LP

ICAHN PARTNERS MASTER FUND II LP

ICAHN PARTNERS MASTER FUND III LP

ICAHN OFFSHORE LP

ICAHN PARTNERS LP

ICAHN ONSHORE LP

BECKTON CORP.

HOPPER INVESTMENTS LLC

BARBERRY CORP.

HIGH RIVER LIMITED PARTNERSHIP

By:	Hopper Investments LLC, general partner

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

ICAHN CAPITAL LP

IPH GP LLC

ICAHN ENTERPRISES HOLDINGS L.P.

By:	Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN